Mail Stop 6010

October 11, 2006

Michael H. Lee
President and Chief Executive Officer
CastlePoint Holdings, Ltd.
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Re: CastlePoint Holdings, Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-134628
Filed on September 25, 2006

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please refer to prior comment two. You believe that inclusion of Tower's results of operations and CastlePoint's financial statements for the period ended June 30, 2006 supersedes the need for pro forma financial information. However, we continue to believe that your disclosure regarding the continuing impact of your reinsurance and other arrangements with Tower could be improved. For example, effective as of July 1, 2006,

the amount you assumed from Tower changed from 30% to 40% under the brokerage quota share reinsurance agreement and from 30% to 50% under the traditional program business quota share reinsurance agreement. Please provide the following new disclosure or explain to us how your existing disclosure provides investors with sufficient information about the continuing impact of these recent transactions.

- Explain your objectives in structuring these reinsurance arrangements with Tower, the purpose of these recent amendments, the expected impact on your financial statements and the changes in such contractual terms that are reasonably likely to occur during the remainder of 2006 and over time.
- Provide a pro forma income statement for the three months ended June 30, 2006 that reflects the current terms for your reinsurance and other arrangements with Tower.
- Provide a discussion and analysis of your pro forma operating results for the three months ended June 30, 2006 that facilitates investors' understanding of the likelihood that such pro forma operating performance is indicative of your expected future operating performance.

2. Please refer to prior comment three. Your statement of changes in shareholders' equity for the period ended April 6, 2006 appears to be inconsistent with your interim statement of changes in shareholders' equity for the period from inception to June 30, 2006. For example, your statement of changes in shareholders' equity for the period ended April 6, 2006 shows $4.6 million of warrants recorded as an expense, which appear to have been excluded from your interim statement of changes in shareholders' equity for the period ended June 30, 2006. Please revise your financial statements to eliminate these apparent inconsistencies.

3. Please refer to prior comment four. Your accountants' report appears to cover only the ending balances in the statement of changes in shareholders' equity at April 6, 2006. Please obtain a revised accountants' report that accurately describes all financial statements presented.

<u>Cover Page</u>

4. We note your response to comment 9 and your revised disclosure. However, our comment sought for you to provide a fixed price or range since no public market currently exists for your common stock. In that regard, this comment is reissued. Please revise your cover page to state that selling shareholders will sell at a price of $xxx (or a range) per share until your shares are quoted on the Nasdaq GlobalMarket and thereafter at prevailing market prices or privately negotiated prices.

<u>Proposed Acquisitions of Our US Licensed Insurance Companies, pages 3 and 77</u>

5. We note your response to comment 7 and your revised disclosure. Supplementally, you indicated that "[a]lthough the Company is looking at a number of possible candidates, it has not yet identified any target with any reasonable certainity, and the Company has not

yet entered into any letter of intent with any particular target." Please provide similar disclosure in your document.

Private Offering, page 9

6. We note your response to comment 10 and your revised disclosure on page 10. However, our comment sought for you to disclose the factors you considered in determining the initial offering price of this proposed offering on your Form S-1. In that regard, the comment is reissued. Please disclose the factors you considered in determining the initial public offering price of this proposed offering in the summary section of your document.

"All of our arrangements with Tower were negotiated while we were its wholly-owned subsidiary . . . .," page 15

7. We note your response to comment 40 and your revised disclosure. However in light of your affiliation with Tower and because you disclose that the terms you negotiated with Tower "do not necessarily reflect terms that we or Tower would agree to in arms-length negotiations with an independent third party," we believe it is inappropriate to characterize your agreements with Tower as arms-length. Please remove that characterization from your document.

Management's Discussion and Analysis, page 52

Critical Accounting Policies, page 56

8. Please refer to prior comment 81. You state that adjustments to original premium estimates could be material and may significantly impact earnings. However, you do not quantify the sensitivity of your operating results to "reasonably likely" variations in such premium estimates, which appear to be directly related to Tower's historical experience. Please provide an expanded discussion and quantification of the impact on future operating results of "reasonably likely" changes in key premium assumptions.

9. Please refer to prior comment 83. We continue to believe that disclosure of the key assumptions in your loss reserve estimates and the impact of "reasonably likely" changes in key assumptions on future operating results could be improved. Such "reasonably likely" changes in reserve assumptions appear to be directly related to Tower's historical experience. Please disclose the following information.

- Provide an expanded discussion and quantification of key assumptions in your estimate of the reserve for loss and loss adjustment expenses.
- Provide an expanded discussion and quantification of the impact that "reasonably likely" changes in key reserve assumptions may have on reported operating results.
- Provide an expanded discussion and quantification of the expected magnitude of changes in estimate arising from your reliance on the reserve practices of Tower and other ceding companies. Describe how you provide for these data limitations in

your reserve estimation process, including methods for validating reserve adequacy and assumptions used to arrive at your best estimate.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Principles

Significant accounting policies, page F-5

10. Please refer to prior comment 98. We continue to believe that the description of your accounting policy for ceding commissions paid in connection with reinsurance assumed could be improved. Please describe how you account for ceding commissions and quantify the related impact on your operating results.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036